**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For March 2010**

**Commission File Number 0-28800**

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**DRDGOLD Limited**

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of March 2010, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated March, 16, 2010, entitled "DRDGOLD GRANTED A 28-DAY EXTENSION OF THE BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") PROVISIONAL JUDICIAL MANAGEMENT ORDER".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 16, 2010                      By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

**Exhibit 99.1**

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

**DRDGOLD GRANTED A 28-DAY EXTENSION OF THE BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") PROVISIONAL JUDICIAL MANAGEMENT ORDER**

On the 19th of November 2009 the Master of the High Court appointed four provisional judicial managers to manage the affairs of Blyvoor until today when they were required to submit an interim report to the High Court of South Africa ("High Court").

The High Court today (16 March 2010) extended the provisional judicial management order granted on 10 November 2009 to the 13th of April 2010 to enable the judicial managers to compile and file a report on the affairs of Blyvoor.

Blackheath

16 March 2010


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